

February 10, 2023

Qiwei Miao
Chief Executive Officer
EShallGo Inc.
12F Block 16, No.1000 Jinhai Road
Pudong New District
Shanghai, China 201206

      Re: EShallGo Inc.
          Amendment No. 4 to Draft Registration Statement on Form F-1
          Submitted February 1, 2023
          CIK No. 0001879754

Dear Qiwei Miao:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 4 to Draft Registration Statement filed February 1, 2023

Cover Page

1.   We note your written response and revised disclosure in response to comment 2, however, we continue to note instances in which you reference "our" variable interest entity (VIE). As an example only, on your cover page you state (emphasis added), "[w]e are incorporated in the Cayman Islands. As a holding company with no material operations of our own, we conduct our operations in China through <u>our</u> variable interest entities,..." Please review your VIE disclosures throughout your filing and revise.

You may contact Scot Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services